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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 5)*

TAL International Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

874083108
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,868,653

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,868,653

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,868,653

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

556,137

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

556,137

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

556,137

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Ventures II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

555,689

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

555,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

555,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

555,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,868,653

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,868,653

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,868,653

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	874083108

Item 1.	Security and Issuer.

The name of the issuer is TAL International Group, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 100 Manhattanville Road, Purchase, NY 10577.  This Schedule 13D Amendment relates to the Issuer's Common Stock, $.001 par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by (i) Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), (ii) Fairholme Partners, L.P., a Delaware limited partnership, (iii) Fairholme Ventures II, LLC, a Delaware limited liability company, (iv) Fairholme Holdings, Ltd., a Bermuda exempted company (collectively, the "Fairholme Funds") and (v) Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and Fairholme Funds, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th floor, Miami, FL  33137.

Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to the Fairholme Funds.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons entered into an agreement with the Issuer, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. whereby the Reporting Persons were released as parties to the Shareholders Agreement that such parties had entered into as of October 11, 2005.  Additional information is included in the response to Item 6 of this Schedule 13D/A, which Item is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, each of Fairholme and Bruce R. Berkowitz may be deemed to be the beneficial owner of 1,868,653 Shares or 6.1% of the Shares of the Issuer, based upon the 30,709,104 Shares outstanding as of April 30, 2010, according to the Issuer's Form 10-Q as filed on May 7, 2010 with the Securities and Exchange Commission.

Each of Fairholme and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,868,653 Shares to which this filing relates.

Each of Fairholme and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,868,653 Shares to which this filing relates.

Fairholme Partners, L.P. directly owns 556, 137 Shares or 1.8% of the Shares of the Issuer, based upon the 30,709,104 Shares outstanding as of April 30, 2010, according to the Issuer's Form 10-Q as filed on May 7, 2010 with the Securities and Exchange Commission.

Fairholme Ventures II, LLC directly owns 555, 689 Shares or 1.8% of the Shares of the Issuer, based upon the 30,709,104 Shares outstanding as of April 30, 2010, according to the Issuer's Form 10-Q as filed on May 7, 2010 with the Securities and Exchange Commission.

Fairholme Holdings, Ltd. directly owns 555,778 Shares or 1.8% of the Shares of the Issuer, based upon the 30,709,104 Shares outstanding as of April 30, 2010, according to the Issuer's Form 10-Q as filed on May 7, 2010 with the Securities and Exchange Commission.

The Reporting Persons entered into an agreement with the Issuer, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. whereby the Reporting Persons were released as a party to the Shareholders Agreement that such parties had entered into as of October 11, 2005.  Therefore, the Reporting Persons are no longer members of a group for purposes of Section 13(d) of the Exchange Act.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares by the Reporting Persons during the period since the filing of the 13D filed on May 19, 2010 are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Upon the Reporting Persons' release from the Shareholders Agreement on June 1, 2010 (as described in Item 6 below), each of Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. ceased to be the beneficial owner of more than 5% of the Shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer, the Reporting Persons, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. have entered into an Agreement as of June 1, 2010 (attached hereto as Exhibit C) (the "Agreement") that releases the Reporting Persons from the Amended and Restated Shareholders Agreement dated as of October 11, 2005 (the "Shareholders Agreement").

Pursuant to the Agreement, the Reporting Persons were released from and ceased to be parties to the Shareholders Agreement and the Reporting Persons agreed not to effect any transfer of any shares of Common Stock of the Issuer, or of any security convertible into or exchangeable or exercisable for Common Stock, during a period commencing on June 1, 2010 and ending 90 calendar days after June 1, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the period since the filing of the 13D on May 19, 2010 are set forth in Exhibit B.
Exhibit C	An agreement releasing the Reporting Persons from the Amended and Restated Shareholders Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2010
(Date)

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Partners, L.P.
By: Fairholme Capital Management, L.L.C., its General Partner

By: /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C.,
its Managing Member

By: /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Holdings, Ltd.

By: /s/ Paul Thomson
(Attorney-in-Fact)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

 AGREEMENT

         The undersigned agree that this Schedule 13D Amendment dated June 4, 2010 relating to the Common Stock, par value $0.001, of TAL International Group, Inc. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz
By:  /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Capital Management, L.L.C.

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Partners, L.P.

By: Fairholme Capital Management, L.L.C., its General Partner

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C., its Managing Member

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Holdings, Ltd.

By:  /s/ Paul Thomson (Attorney-in-Fact)

June 4, 2010

Exhibit B

Transaction	Date	Shares	Price

Fairholme Partners, LP

Sale	5/26/2010	10,764	$22.66

Fairholme Holdings, Ltd.

Sale	5/26/2010	11,036	$22.66

Exhibit C

EXECUTION COPY

AGREEMENT

THIS AGREEMENT, dated as of June 1, 2010 (the "Agreement"), is by and among TAL International Group, Inc., a Delaware corporation (the "Company"), and certain stockholders of the Company set forth on the signature pages hereto (the "Shareholders"). Capitalized terms used but not otherwise defined herein shall have the respective definitions ascribed thereto in the Shareholders Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Shareholders have heretofore entered into that certain Amended and Restated Shareholders Agreement, dated as of October 11, 2005 (as amended, the "Shareholders Agreement"); and

WHEREAS, pursuant to Section 5.5 of the Shareholders Agreement, the Company and the Shareholders desire to release Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. (collectively, the "Fairholme Funds") as a party to the Shareholders Agreement, as more fully set forth herein; and

WHEREAS, the Fairholme Funds agree to certain Transfer restrictions set forth herein.

NOW, THEREFORE, in consideration of the above premises and the mutual covenants, conditions and provisions hereinafter set forth, the parties hereto agree as follows:

SECTION 1. RELEASE. The Fairholme Funds and each of their respective Affiliates and Permitted Transferees, if any, are hereby released from and shall cease to be parties to the Shareholders Agreement with immediate effect. All rights and obligations of the Fairholme Funds and such Affiliates and Permitted Transferees pursuant to the Shareholders Agreement are hereby terminated and shall cease to have any force or effect and each of the Fairholme Funds and such Affiliates and Permitted Transferees shall cease to be a "Shareholder", "Investor", and "Resolute Investor" under, or a party to, the Shareholders Agreement.

SECTION 2. TRANSFER RESTRICTION. Each of the Fairholme Funds hereby agrees not to effect any Transfer, including any sale pursuant to Rule 144 under the Securities Act, of any shares of Common Stock, or of any security convertible into or exchangeable or exercisable for Common Stock, during a period commencing on the date hereof and ending 90 calendar days after the date hereof.

SECTION 3. BENEFITS OF AGREEMENT. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties to the Shareholders Agreement and their respective successors and assigns to the extent contemplated by the Shareholders Agreement.

SECTION 4. EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement. Faxed or electronically transmitted PDF signatures of this Agreement shall be binding for all purposes.

SECTION 5. SEVERABILITY. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable under applicable law in any jurisdiction, such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability, which shall not affect any other provisions hereof or the validity, legality and enforceability of such provision in any other jurisdiction.

SECTION 6. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW.

SECTION 7. ENTIRE AGREEMENT. This Agreement together with all other instruments, agreements and certificates executed by the parties in connection herewith, or with reference thereto, embody the entire understanding and agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supercede all prior agreements, understandings and inducements, whether express or implied, oral or written.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

TAL INTERNATIONAL GROUP, INC.

By:
Name:
Title:

THE RESOLUTE FUND, L.P.

By: Resolute Fund Partners, LLC, its General Partner

By:
Name:
Title:

THE RESOLUTE FUND SINGAPORE PV, L.P.

By: Resolute Fund Partners, LLC, its General Partner

By:
Name:
Title:

THE RESOLUTE FUND NETHERLANDS PV I, L.P.

By: Resolute Fund Partners, LLC, its General Partner

By:
Name:
Title:

THE RESOLUTE FUND NETHERLANDS PV II, L.P.

By: Resolute Fund Partners, LLC, its General Partner

By:
Name:
Title:

THE RESOLUTE FUND NAP, L.P.

By: Resolute Fund Partners, LLC, its General Partner

By:
Name:
Title:

FAIRHOLME PARTNERS, L.P.

By: Fairholme Capital Management, L.L.C., its General Partner

By:
Name:
Title:

FAIRHOLME VENTURES II, LLC

By: Fairholme Capital Management, L.L.C., its Managing Member

By:
Name:
Title:

FAIRHOLME HOLDINGS, LTD.

By: Fairholme Capital Management, L.L.C., its Investment Manager

By:
Name:
Title:

SK 22146 0001 1104595